

Mail Stop 3720

December 06, 2007

Mr. Alfonso Maza
Satelites Mexicanos, S.A. de C.V.
Chief Financial Officer
Rodolfo Gaona No. 86
Col. Lomas de Sotelo
11200 Mexico, D.F.
Mexico

> **Re:** **Satelites Mexicanos, S.A. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 16, 2007**
> **File No. 333-08880**

Dear Mr. Maza:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Period Ended December 31, 2006

Capital Expenditures, page 46

1.   We note that as part of the Settlement Agreement with Loral in 2005, you
        received $8.5 million in the form of liquidated damages to the late delivery of the
        Satmex 6, and $2.0 million in the form of the return of the escrowed monies for
        amounts deemed paid under the Settlement Agreement. Additionally, a deposit of
        $5.0 million that Satmex had established for the eventual purchase of launch
        insurance for Satmex 6 was also returned. All of these items are considered part
        of Satmex's capital assets. Please tell us how you accounted for these
        transactions. Refer to your basis in accounting literature.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please request your auditors to state the city and country from which the audit
        report was issued under Rule 2-02 of Regulation S-X.

Consolidated Income Statement, page F-4

3.   With regard to your depreciation and amortization, please comply with SAB
        11:B.

3. Fresh-Start Accounting, page F-12

4.   Please refer to adjustment (g1). Tell us why you did not recognize a customer
        relationship intangible asset.

4. Basis of Presentation, page F-13
a. Fresh-Start Accounting Adoptions, page F-13

5.   We note you engaged an independent appraisal firm to assist in determining the
        fair values of your assets and liabilities. While you are not required to make
        reference to this independent appraisal firm, when you do you should also
        disclose the name of the expert. If you decide to delete your reference to the
        independent appraisal firm, you should revise to provide disclosures that explain
        the method and assumptions used by management to determine the valuation.
        Revise throughout your filing where independent appraisal firms/actuaries are
        mentioned.

4e. Cash and Cash Equivalents, page F-14

6.   Please clarify to disclose that cash equivalents are composed of highly liquid
        investments with original maturities of three months or less.

4l. Goodwill and Other Intangible Assets, page F-15

7.   Please disclose that you do impairment testing for your intangible assets subject
        to amortization in accordance with SFAS 144.

4p. Revenue Recognition, page F-16

8.   Please tell us and disclose how and when you recognize revenue related to the
        satellite capacity.

9.   With regard to your revenue recognition policy for Alterna TV, please tell us and
        disclose whether material adjustments were made to the estimates when the actual
        amounts were determined. If so, tell us why your accounting is appropriate.

10.   With regard to your revenue recognition policy for end-of-life leases, please
        expand your disclosure stating specifically how and when you recognize revenue.
        Also, tell us why sales-type lease accounting is appropriate. We note that you
        recognized $23 million in revenue related to the Loral Skynet sales-type lease.
        Refer to your basis in the accounting literature. Further, expand your disclosures
        of your critical accounting policies to disclose your revenue recognition policy for
        these leases.

11.   Please tell us if you have any multiple deliveries for your sales of antennas and
        installation services under EITF 00-21. In addition, tell us and disclose
        specifically when you recognize installation service revenue and related
        installation service cost.

4t. New Accounting Standards, page F-17

12.   Since you have adopted the provision of SFAS No. 158, please provide the
        disclosures required by paragraphs 7, and 20-22 of SFAS 158.

5. Accounts Receivable, page F-18

13.   We note that your allowance for doubtful accounts is $1,000 as of December 31, 2006. In addition, on page 43 of your MD&A you state that the decrease in expenses in the provision of the allowance for doubtful accounts was $6.2 million (in 2006, $3.5 million of the provision was cancelled and in 2005, $2.7 million of additional allowance was recognized in expenses). In this regard;
- Tell us in detail why you only have $1,000 as the balance of your allowance for doubtful accounts.
- Tell us in detail why you cancelled $3.5 million of the provision.
- Tell us your basis for recognizing additional allowance of $2.7 million in 2005.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director